Exhibit 99.1

MEMORANDUM

From: To:

FOXO Technologies Inc. (the “Company”)

Holders of Company warrants issued in exchange for warrants issued in 2021 by the predecessor of the Company (the “2021 Warrants”) in connection with the Company’s business combination transaction with Delwinds Insurance Acquisition Corp. (the “Business Combination”), and holders of certain 15% Senior Promissory Notes issued by the Company (the “PIK Notes”).

Date:	March 9, 2023

Subject:	Exchange Offer, Warrant Amendments and Offer to Amend

I am pleased to announce that the Company’s board of directors (the “Board”) has authorized, subject to stockholder approval, an exchange offer (the “Exchange Offer”) that will provide you with the opportunity to exchange the warrants you received in exchange for the 2021 Warrants in connection with the Business Combination (the “Assumed Warrants”) for shares of the Company’s Class A common stock (“Common Stock”).

In addition, the Board has authorized the Company to solicit approval of certain amendments to the PIK Notes as further described herein in exchange for an issuance of shares of Common Stock (the “Offer to Amend”); the amendments subject to approval of the PIK Note holders and the issuance subject to stockholder approval. Specifically, the Company plans to solicit amendments to the PIK Notes to permit the Company to (i) raise up to $5 million in a private placement of debt/equity without being required to repay in full the PIK Notes, and (ii) raise up to $20 million in a public offering of its equity or equity-linked securities (collectively, the “PIK Note Amendments”). The PIK Note Amendments will be contingent upon an undertaking by the Company to repay not less than 25% of the outstanding principal balance as of the date of repayment of the PIK Notes on a pro-rata basis upon the closing of any private placement resulting in gross proceeds to the Company of at least $2 million and to repay any remaining balance of the PIK Notes contemporaneously with the closing of a public offering resulting in gross proceeds to the Company of at least $10 million.

As further provided herein, the Company will register for resale with the U.S. Securities and Exchange Commission (“SEC”) any shares of Common Stock issued in exchange for the Assumed Warrants or in connection with the approval of the PIK Note Amendments promptly following the issuance of such shares of Common Stock. Upon such issuance, the Company expects that the effective cost basis in the shares of Common Stock on a post-conversion basis of the original underlying debentures will be reduced from $2.67 to $0.80 per share for each holder of an Assumed Warrant and to $0.40 per share for each holder of a PIK Note.

Assumed Warrant Exchange Offer and Warrant Amendments

Pursuant to the Exchange Offer, and assuming stockholder approval of the issuance of the shares in connection therewith at the Company’s 2023 annual meeting of stockholders, contemplated to be held in May 2023, each registered holder of the Assumed Warrants will be able to exchange all of its Assumed Warrants for 4.83 shares of Common Stock for each Assumed Warrant (the “Exchange Ratio”).

In connection with the Exchange Offer, the Company will also seek to solicit consents to amend the Assumed Warrants in accordance with their terms to ensure that the issuance of shares of Common Stock in connection with the PIK Note Amendments and the 2022 Debenture Release (as defined below) do not trigger an anti-dilution adjustment (the “Warrant Amendments”). The Warrant Amendments are subject to the consent of the holders of at least 50.01% of the Assumed Warrants.

If all outstanding Assumed Warrants are tendered in the Exchange Offer, the Company’s obligation to issue 1,905,853 shares of Common Stock under the Assumed Warrants would be eliminated and approximately 9,198,782 shares of Common Stock would be issued to the holders of the Assumed Warrants in exchange for the Assumed Warrants.

Purpose of the Exchange Offer and Warrant Amendments: The market price of the Common Stock as of the date hereof is currently below the Assumed Warrant exercise price of $6.21 per share. We recognize that the Assumed Warrants have not achieved their expected value due to a decline in the market price of the Common Stock and, therefore, that holders are unlikely to exercise Assumed Warrants based on the current exercise price and market price. The Company believes that the Exchange Offer and the Warrant Amendments, assuming receipt of necessary stockholder approvals, will nevertheless allow the holders of Assumed Warrants to realize a return on their original investment. The Company is also seeking to exchange the Assumed Warrants for shares of Common Stock so that it can obtain a general release from the holders of the Assumed Warrants and reduce or eliminate the anti-dilution adjustment in the Assumed Warrants so as to allow the Company to more easily raise additional funds through the issuance of equity, equity-linked or debt securities. The anti-dilution adjustment in the Assumed Warrants has a dilutive effect on the Company’s equity and its stockholders and may hamper the Company’s ability to complete future financings and, therefore, to improve its current financial condition.

The terms and conditions of the Exchange Offer and the Warrant Amendments will be described in an offer to exchange and related letter of transmittal and consent that will be sent to the Assumed Warrant holders shortly after commencement of the Exchange Offer. The Exchange Offer and the Warrant Amendments will be subject to certain conditions including related stockholder approval and, with respect to the Exchange Offer, obtaining a general release. The Exchange Offer will be held open for at least 20 business days following its commencement, and tenders of Assumed Warrants must be made prior to the expiration of the Exchange Offer period.

Neither the Company nor the Board will make any recommendation as to whether Assumed Warrant holders should tender or refrain from tendering their Assumed Warrants in the Exchange Offer or consent to the Warrant Amendments. Assumed Warrant holders must make their own decision as to whether to tender their Assumed Warrants and whether to consent to the Warrant Amendments.

Offer to Amend PIK Notes

Pursuant to the Offer to Amend, and assuming stockholder approval of the issuance of the shares in connection therewith at the Company’s 2023 annual meeting of stockholders, contemplated to be held in May 2023, registered holders of the PIK Notes will receive, assuming receipt of the Majority Consent (as defined below), 1.25 shares of Common Stock for every $1.00 of the original principal amount of their PIK Notes.

If the Company receives the consent to approve the PIK Note Amendments from holders of at least 50.01% of the aggregate original principal amount of the PIK Notes (the “Majority Consent”) and stockholder approval is obtained, the Company will issue on a pro rata basis to the holders of the PIK Notes approximately 4,321,874 shares of Common Stock in consideration for the PIK Note Amendments.

Purpose of the Offer to Amend: The Company is seeking to amend the PIK Notes so that it can pursue equity, equity-linked or debt financing without being required to (i) obtain the consent of the holders of the PIK Notes to consummate such financings, or (ii) repay in full the PIK Notes from the proceeds of such financings. It is the opinion of the Company that, without the PIK Note Amendments, its ability to complete future financings will be hampered and, therefore, that the Company’s capital resources may suffer, and that, conversely, with the PIK Note Amendments in place, that the Company can complete strategic future financings that will enable it to execute its business plan.

The terms and conditions of the Offer to Amend will be described in an offer to amend and related consent that will be sent to the PIK Note holders shortly after commencement of the Offer to Amend. The Offer to Amend will be subject to certain conditions including stockholder approval and receipt of the Majority Consent. The Offer to Amend will be held open for at least 20 business days following its commencement, and consents must be received prior to the expiration of the Offer to Amend period.

Neither the Company nor the Board will make any recommendation to PIK Note holders as to whether to consent or refrain from consenting to the PIK Note Amendments. PIK Note holders must make their own decision as to whether to consent.

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Registration

The Company will undertake at its sole expense to file appropriate resale registration statements with the SEC covering the resale by the holders of Assumed Warrants and PIK Notes of all of the shares of Common Stock to be issued pursuant to the Exchange Offer and Offer to Amend promptly following the issuance of the Common Stock to holders of the Assumed Warrants and the PIK Note holders, each as applicable, and the terms of the Exchange Offer and Offer to Amend will include a make-whole provision if the applicable registration statements are not declared effective by the SEC at least 15 days prior to any reverse split of the outstanding shares of Common Stock that may be contemplated by the Company. There will be no contractual lock-up with regard to the shares of Common Stock issued pursuant to the Exchange Offer and Offer to Amend, although any resale of such shares will be subject to the provisions of applicable securities laws.

Private Placement

If the Company conducts in a private placement an equity, equity-linked or debt financing (the “Private Placement”) because the PIK Note Amendments have been approved, each investor who participates in the Private Placement who was a holder of Assumed Warrants or PIK Notes as of the commencement of the Offer to Exchange or Offer to Amend, as applicable, may receive additional shares of Common Stock as further consideration for participating in the Private Placement, in addition to the equity purchase price and other terms of such Private Placement offered to all investors, whether or not such holder of Assumed Warrants tendered its Assumed Warrants or consented to the Warrant Amendments and whether or not such holder of PIK Notes consented to the PIK Note Amendments. The issuance of such shares of Common Stock as additional consideration in the Private Placement may further reduce the cost basis in the aggregate shares of Common Stock received by such holder on a post-conversion basis of the original underlying debentures.

Additional Information that May Impact Your Decision

The Board has also authorized the Company to offer Common Stock in exchange for a general release by the former holders of debentures issued in 2022 by the predecessor of the Company (the “2022 Debentures”), which 2022 Debentures were exchanged by the Company for Common Stock in connection with the Business Combination, subject to stockholder approval and other conditions to be determined by the Company, at a future date to be determined by the Company (the “2022 Debenture Release”). Such Board authorization is subject to change. As currently contemplated, and subject to change, each former holder of the 2022 Debentures which executes such general release would receive approximately 0.67 shares of Common Stock for every $1.00 of original principal amount of its 2022 Debentures, and if all former holders of 2022 Debentures execute such general release, approximately 18,796,700 shares of Common Stock would be issued by the Company to such former holders of the 2022 Debentures. Upon such issuance, the Company expects that the effective cost basis in the shares of Common Stock on a post-conversion basis of the original underlying 2022 Debentures will be reduced from $6.17 to $1.20 per share for each former holder of the 2022 Debentures.

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Pre-Commencement Communications

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Common Stock or other securities. The anticipated Exchange Offer and Offer to Amend described in this communication have not yet commenced, and while the Company intends to commence the Exchange Offer and Offer to Amend as soon as reasonably practicable and to subsequently complete the Exchange Offer and Offer to Amend, there can be no assurance that the Company will commence or complete the Exchange Offer or the Offer to Amend on the terms described in this communication, or at all. If the Company commences the Exchange Offer or the Offer to Amend, the solicitation and offer will be made only pursuant to materials that the Company intends to distribute to the holders of Assumed Warrants and PIK Notes, as applicable, and file with the SEC. The full details of the Exchange Offer and Offer to Amend, including complete instructions on how to tender Assumed Warrants or consent to the PIK Note Amendments, will be included in the relevant materials, which will become available upon commencement of the Exchange Offer and Offer to Amend.

Securityholders should read carefully the information in the relevant Exchange Offer and Offer to Amend materials prior to making any decision because they will contain important information, including the various terms of, and conditions to, the Exchange Offer or Offer to Amend, as applicable. A free copy of the Exchange Offer documents and Offer to Amend documents that will be filed with the SEC may be obtained when filed from the SEC’s website at www.sec.gov or by contacting Vince Miscioscia at Joseph Gunnar & Co., LLC, the information agent, at 212.440.9613 or vmiscioscia@jgunnar.com. Holders of Assumed Warrants and PIK Notes are urged to read these materials, when available, carefully prior to making any decision with respect to the Exchange Offer and Offer to Amend, as applicable.

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